

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2025

Ryan Grimsland
Executive Vice President, Chief Financial Officer
Advance Auto Parts, Inc.
4200 Six Forks Road
Raleigh, NC 27609

> **Re: Advance Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2024**
> **Item 2.02 Form 8-K Dated February 26, 2025**
> **File No. 001-16797**

Dear Ryan Grimsland:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2024
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 44

1. Please revise the other assets and liabilities, net line item to present changes in other assets separately from other liabilities and further breakout any material components. Please also supplementally show us the amounts included in each of the revised line items for each period presented. Refer to ASC 230-10-45-7 and 45-29.

2. For material items included in net (loss) income that do not affect net cash provided by operating activities and are not currently presented as separate reconciling items (e.g., inventory charges of $431.5 million in 2024 and $109.5 million in 2023, etc.), please tell us the adjustment that they are included in. For these material items, other than inventory charges, also tell us their nature and the dollar amount for each period presented. Finally, present these material items as separate reconciling items or tell us your basis in GAAP for combining each item with other amounts that represent

deferrals of past operating cash receipts and payments and/or accruals of expected future operating cash receipts and payments. Refer to paragraphs 45-28(b), 45-29 and 45-32 of ASC 230-10-45.

Item 2.02 Form 8-K Dated February 26, 2025

Exhibit 99.1

Advance Auto Parts Reports Fourth Quarter and Full Year 2024 Results

3. Please present and discuss comparative GAAP measures/ratios when you present and discuss non-GAAP measures/ratios. In this regard, you present prior quarter/year adjusted gross profit, adjusted gross profit margin, adjusted SG&A, adjusted SG&A margin, adjusted operating loss, adjusted operating margin, and adjusted loss per share and discuss the business reasons for changes from the prior period without comparable disclosure for the GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, in your Q4 & FY 2024 Earnings Presentation on your website, you present YoY changes (in bps, dollars and/or percent) and percentage of sales for many non-GAAP measures without presenting similar disclosures for the comparable GAAP measures. Refer to Rule 100(a) of Regulation G. In the Earnings Presentations, also do not refer to non-GAAP amounts as "pro forma" (e.g., pro forma cash availability, pro forma liquidity, etc.), when they are not computed in accordance with Article 11 of Regulation S-X.

4. Adjusted debt to adjusted EBITDAR ratio appears to represent a non-GAAP valuation measure, rather than a performance measure. Please present this ratio for the most recent valuation period only with no comparison to prior periods. In addition, when you present this ratio, also present the comparable GAAP debt to net income ratio. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise the Earnings Presentations on your website to present and discuss GAAP debt to net income ratio when leverage ratio is presented and discussed on a historical basis. Refer to Rule 100(a) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services